Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

Craig-Hallum Capital Group LLC
222 South 9th Street, Suite 350
Minneapolis, Minnesota 55402

January 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ron Alper

Re:	890 5th Avenue Partners, Inc.
Registration Statement on Form S-1, as amended
Originally filed December 23, 2020
File No. 333-251650

Dear Mr. Alper:

In connection with the Registration Statement on Form S-1 of 890 5th Avenue Partners, Inc., the undersigned, which are acting as the representatives of the underwriters of the offering, hereby request acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Eastern Time, on January 11, 2021, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 432 copies of the Preliminary Prospectus dated January 8, 2020 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ William Burns
Name: William Burns
Title: Managing Director

CRAIG-HALLUM CAPITAL GROUP LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking